SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  -----------
                                   FORM 6-K
                                  -----------



                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For February 8, 2006



                                 CNOOC Limited

                (Translation of registrant's name into English)

              ___________________________________________________


                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)


              ___________________________________________________




   (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



          Form 20-F      X               Form 40-F
                      ---------                     ----------


 (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
      Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                 Act of 1934.)


            Yes                            No          X
                     ---------                     ----------


      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Announcement
--------------------


"This statement is made at the request of The Stock Exchange of Hong Kong
Limited.

The directors of CNOOC Limited (the "Company") have noted today's increase in the price of the shares of the Company and wish to state that, save for the Company's announcement dated 9 January 2006 that it acquired an interest in offshore Nigeria oil field OML 130, the Board is not aware of any reasons for such increase.

Save as disclosed above, the Board confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, and neither is the Board aware of any matter discloseable under the general obligation imposed by Rule
13.09 of the Listing Rules, which is or may be of a price sensitive nature.

Made by the order of the Company, the Board of directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this announcement, the Board comprises of:

Executive Directors                     Independent non-executive Directors
Fu Chengyu (Chairman)                   Sung Hong Chiu
Luo Han                                 Kenneth S. Courtis
Zhou Shouwei                            Evert Henkes
Cao Xinghe                              Tse Hau Yin, Aloysius
Wu Zhenfang                             Lawrence J. Lau
Wu Guangqi
Yang Hua

                                                By Order of the Board
                                                    CNOOC Limited
                                                     Cao Yunshi
                                                  Company Secretary


Hong Kong, 6 February 2006"

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CNOOC Limited


                                         By:  /s/ Cao Yunshi
                                              -----------------------------
                                                Name: Cao Yunshi
                                                Title:  Company Secretary

Dated: February 8, 2006